787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 24, 2018

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: BlackRock Advantage Global Fund, Inc. (File No. 811-07171)

BlackRock Basic Value Fund, Inc. (File No. 811-02739)

BlackRock Capital Appreciation Fund, Inc. (File No. 811-06669)

BlackRock Enhanced Government Fund, Inc. (File No. 811-21793)

BlackRock EuroFund (File No. 811-04612)

BlackRock Financial Institutions Series Trust (File No. 811-03189)

BlackRock Focus Growth Fund, Inc. (File No. 811-09651)

BlackRock FundsSM (File No. 811-05742)

BlackRock Funds II (File No. 811-22061)

BlackRock Funds III (File No. 811-07332)

BlackRock Large Cap Series Funds, Inc. (File No. 811-09637)

BlackRock Master LLC (File No. 811-09049)

BlackRock Multi-State Municipal Series Trust (File No. 811-04375)

BlackRock Municipal Bond Fund, Inc. (File No. 811-02688)

BlackRock Series Fund, Inc. (File No. 811-03091)

BlackRock Series, Inc. (File No. 811-08797)

BlackRock Variable Series Funds, Inc. (File No. 811-03290)

FDP Series, Inc. (File No. 811-21744)

Master Focus Growth LLC (File No. 811-09735)

Master Investment Portfolio (File No. 811-08162)

Master Large Cap Series LLC (File No. 811-09739)

Quantitative Master Series LLC (File No. 811-07885)

Ready Assets U.S.A. Government Money Fund (File No. 811-03534)

Ready Assets U.S. Treasury Money Fund (File No. 811-06211)

Dear Ms. Churko:

On behalf of BlackRock Advantage Global Fund, Inc., BlackRock Basic Value Fund, Inc., BlackRock Capital Appreciation Fund, Inc., BlackRock Enhanced Government Fund, Inc., BlackRock EuroFund, BlackRock Financial Institutions Series Trust, BlackRock Focus Growth Fund, Inc., BlackRock FundsSM, BlackRock Funds II, BlackRock Funds III, BlackRock Large Cap Series Funds, Inc., BlackRock Master LLC, BlackRock Multi-State Municipal Series Trust,

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

BlackRock Municipal Bond Fund, Inc., BlackRock Series Fund, Inc., BlackRock Series, Inc., BlackRock Variable Series Funds, Inc., FDP Series, Inc., Master Focus Growth LLC, Master Investment Portfolio, Master Large Cap Series LLC, Quantitative Master Series LLC, Ready Assets U.S.A. Government Money Fund and Ready Assets U.S. Treasury Money Fund (each, a “Registrant” and collectively, the “Registrants”) (each series of each Registrant, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dean Caruvana by telephone on February 22, 2018 regarding the annual reports to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

Comment No. 1: With respect to BlackRock Emerging Markets Flexible Dynamic Bond Portfolio, a series of BlackRock Funds II, and BlackRock Advantage Global Fund, Inc., please explain why the expense ratios in the shareholder reports do not match the expense ratios in each respective Fund’s prospectus for all share classes.

Response: The Registrants note that in October 2017, BlackRock lowered the expense caps for all classes of BlackRock Emerging Markets Flexible Dynamic Bond Portfolio and implemented new expense caps on all classes of BlackRock Advantage Global Fund, Inc. The prospectus fee tables for each Fund reflect these expense caps as though they were in effect for the 12-month period. The expense caps were not reflected in the corresponding shareholder reports because they were not in effect for the prior 12-month period.

Comment No. 2: With respect to BlackRock Strategic Income Portfolio, a series of BlackRock Funds II, and BlackRock LifePath® Dynamic 2025 Fund and BlackRock LifePath® Dynamic 2035 Fund, each a series of BlackRock Funds III, please confirm that the return of capital complies with the shareholder notice requirements regarding a return of capital.

Response: The Registrants confirm that each Fund’s return of capital complies with the shareholder notice requirements.

Comment No. 3: With respect to BlackRock Enhanced Government Fund, Inc., please ensure the expense ratio to average net assets is accurate.

Response: The Registrant confirms that the expense ratio to average net assets in the Fund’s Annual Report is accurate.

Comment No. 4: On the website for the Ready Assets U.S. Treasury Money Fund, include a link to the Commission’s website where users can access the Fund’s past 12 months of publicly available information filed on Form N-MFP.

Response: The Registrant confirms the requested link has been added.

Comment No. 5: The iShares Developed Real Estate Index Fund (formerly, the BlackRock Developed Real Estate Index Fund), a series of BlackRock FundsSM, has significant investments in real estate investment trusts (“REITs”). Please disclose the Fund’s policy regarding how the Fund estimates the return of capital amounts relating to distributions from underlying REITs.

Response: The Fund will disclose its policy regarding how the Fund estimates the return of capital amounts relating to distributions from underlying REITs in a future filing.

Comment No. 6: According to the Schedule of Investments for BlackRock Emerging Markets Equity Strategies Fund, a series of BlackRock FundsSM, the Fund has 25% of its assets invested in issuers in the banking sector. However, the Fund’s Statement of Additional Information does not reference concentration in any industry. Explain whether the Fund is in compliance with its concentration policy and if it is not in compliance with its concentration policy, explain how the Fund will resolve the issue.

Response: The Registrant confirms that the Fund does not concentrate (i.e., invest more than 25% of its assets, taken at market value at the time of each investment) in the securities of issuers in any particular industry, in compliance with its concentration policy.

Comment No. 7: For BlackRock All-Cap Energy & Resources Portfolio, BlackRock Emerging Markets Dividend Fund, BlackRock Energy & Resources Portfolio, BlackRock Advantage Large Cap Growth Fund, BlackRock Advantage Small Cap Growth Fund and BlackRock High Equity Income Fund, each a series of BlackRock FundsSM, and BlackRock Small Cap Growth Fund II, a series of BlackRock Series, Inc., confirm that for each Fund’s outstanding receivables from its investment adviser, such payments are being made to the Fund in the same time period that the Fund is making payments to its investment adviser or its affiliates (i.e., if a Fund’s investment management agreement provides for payments from the Fund to its investment adviser quarterly, all receivables due from the investment adviser to the Fund and accrued during the quarter are also being paid at the end of the quarter). The receivable amounts for the investment adviser appear to have increased since March 31, 2017. Explain when these receivable amounts were settled, the procedure for settling such amounts due from the investment adviser and whether the receivables constituted an improper loan under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The payment processes for advisory fees paid under a Fund’s investment advisory contract and reimbursements from the investment adviser to a Fund both commence in the month following accrual. Payments are executed as soon as practicable thereafter. Receivables from the investment adviser are generally paid within 60 days following the date of accrual, however, certain of the above-referenced receivable amounts were not paid until approximately 90 days following accrual due to administrative delays. These balances thus appeared to have increased as of September 30, 2017 with respect to the series of BlackRock FundsSM because they reflected three months of outstanding reimbursements, while only one month was outstanding as of March 31, 2017. BlackRock continues to review its internal payment procedures to enhance this process.

The Registrants confirm that the above-referenced amounts as reflected in the Annual Reports were paid in full as follows:

a) BlackRock All-Cap Energy & Resources Portfolio, BlackRock Emerging Markets Dividend Fund, BlackRock Energy & Resources Portfolio, BlackRock Advantage Large Cap Growth Fund, BlackRock Advantage Small Cap Growth Fund and BlackRock High Equity Income Fund: Amounts accrued in July 2017 were paid in October 2017, amounts accrued in August 2017 were paid in October 2017, and amounts accrued in September 2017 were paid in November 2017.

b) BlackRock Small Cap Growth Fund II: Amounts accrued in April 2017 were paid in June 2017 and amounts accrued in May 2017 were paid in August 2017.

The Registrants believe that these receivables would not be considered an improper loan under the 1940 Act.

Comment No. 8: According to the Schedule of Investments for each of BlackRock Advantage Large Cap Growth Fund and BlackRock Mid-Cap Growth Equity Portfolio, each a series of BlackRock FundsSM, and FDP BlackRock Capital Appreciation Fund (formerly, FDP BlackRock Janus Growth Fund) and FDP BlackRock Equity Dividend Fund (formerly, FDP BlackRock Invesco Value Fund), each a series of FDP Series, Inc., each Fund had more than 25% of its assets invested in issuers in the information technology sector or, in the case of FDP BlackRock Equity Dividend Fund, the financial sector. Explain why the applicable sector and sector risk are not included in such Fund’s strategy and risk factors in its prospectus.

Response: BlackRock has reviewed the list of Funds which the Staff suggests have made an investment in a particular sector based on the “Sector Allocation” table provided in each Fund’s Annual Report. BlackRock believes that the current prospectus disclosure of each Fund’s principal investment strategies and risks is appropriate in describing how the Fund invests and the related risks. Although investing in a particular sector is not a strategy for these Funds, it is possible that a Fund’s investment process, strategies, investment style (i.e., growth or value) or capitalization size (i.e., large cap or small cap) may from time to time result in the Fund having more than 25% of its assets invested in a particular sector.

Although BlackRock believes the current prospectus disclosure for each of the noted Funds is complete and not misleading, it will consider appropriate revisions in the future on a case by case basis should investment strategies and policies change.

Comment No. 9: For BlackRock Advantage Large Cap Growth Fund, a series of BlackRock FundsSM, confirm that controlled financial corporation expenses are included in the appropriate line item in the fee table of the Fund’s prospectus.

Response: The Registrant confirms that the expenses of the Fund’s former subsidiary, BlackRock Flexible Equity Fund Subsidiary, Ltd., were properly included in the “Other Expenses” line item of the Fund’s fee table for the prospectus dated January 27, 2017. The Registrant notes that this subsidiary has since been liquidated.

Comment No. 10: For each of BlackRock Advantage International Fund and BlackRock Technology Opportunities Fund (formerly, BlackRock Science & Technology Opportunities Portfolio), each a series of BlackRock FundsSM, footnote 3 in the unobservable input chart discloses that the valuation technique for investments classified as preferred stock in the amounts of $319,398 and $561,593, respectively for each Fund, changed to option pricing models. Do the $319,398 and $561,593 amounts represent the values of the preferred stock for which the technique changed or the change in the valuation resulting from the change in the technique?

Response: The Registrant confirms that the above-referenced amounts represent the values of the preferred stock for which the technique changed.

Comment No. 11: In the Statement of Additional Information for BlackRock Advantage International Fund, a series of BlackRock FundsSM, explain the significant variation in the Fund’s portfolio turnover rate for the two most recent fiscal years as required by Item 16(e) of Form N-1A.

Response: As disclosed in the Fund’s Statement of Additional Information dated January 25, 2018, the increase in portfolio turnover from the fiscal year ended September 30, 2016 to the fiscal year ended September 30, 2017 was due to portfolio management and strategy changes.

Comment No. 12: With respect to each of BlackRock Tactical Opportunities Fund, a series of BlackRock FundsSM, and Master Advantage Large Cap Core Portfolio and Master Advantage Large Cap Value Portfolio, each a series of Master Large Cap Series LLC, explain why the format of the open futures schedule does not conform to Regulation S-X 12-13A. Particularly, the schedule does not show separate columns for value and unrealized appreciation/depreciation. For example, the OTC total return swap table that follows the open futures schedule shows two separate columns even though value is the same as unrealized gain/loss.

Response: The Registrant respectfully notes that the value and unrealized appreciation/depreciation amount for futures contracts are expected to always be the same. As such, the Registrant determined to include such amount in one column rather than repeating the same number in both columns. With respect to OTC total return swaps, these amounts may differ due to upfront premiums paid or received on the contract, therefore, such amounts are stated in separate columns. The Registrant believes this presentation provides the information more clearly to investors.

Comment No. 13: In the Portfolio Management Commentary section of shareholder reports for BlackRock Global Allocation V.I. Fund, a series of BlackRock Variable Series Funds, Inc., please enhance the disclosure to discuss the effect that derivatives had on the Fund’s performance.

Response: The Registrant will include the suggested disclosure in future shareholder reports, where derivatives have a material impact on the Fund’s performance.

Comment No. 14: With respect to BlackRock Emerging Markets Flexible Dynamic Bond Portfolio, a series of BlackRock Funds II, it appears the Fund is including derivatives to meet its 80% policy under Rule 35d-1 under the 1940 Act. Please clarify if this is correct. If the Fund is including derivatives to meet its 80% policy, please include investments in derivatives as part of the Fund’s 80% policy. Derivatives must be valued at mark-to-market for purposes of the 80% policy.

Response: The Registrant confirms that the Fund includes derivatives in its 80% policy, as disclosed in the following language in the Fund’s principal strategies: “The full spectrum of available investments, including […] and derivatives may be utilized in satisfying the Fund’s 80% policy.” The Registrant confirms that derivatives are valued at mark-to-market for purposes of this 80% policy.

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Please do not hesitate to contact me at (212) 728-8629 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Benjamin Archibald, Esq.

Gladys Chang, Esq.

Elliot J. Gluck, Esq.

Jesse Kean, Esq.